Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-273745

September 7, 2023

GILEAD SCIENCES, INC.

PRICING TERM SHEET

5.250% SENIOR NOTES DUE 2033
5.550% SENIOR NOTES DUE 2053

Issuer:	Gilead Sciences, Inc. (the “Company”)

Title of Security:	5.250% Senior Notes due 2033 (the “2033 Notes”) 5.550% Senior Notes due 2053 (the “2053 Notes”)

Principal Amount:	2033 Notes: $1,000,000,000 2053 Notes: $1,000,000,000

Trade Date:	September 7, 2023

Settlement Date:	September 14, 2023 (T+5)

It is expected that delivery of the notes will be made against payment therefor on or about September 14, 2023, which is the fifth business day following the date of the pricing of the notes (T+5). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on or after the date of pricing but prior to the closing date may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Maturity Date:	2033 Notes: October 15, 2033 2053 Notes: October 15, 2053

Price to Public:	2033 Notes: 99.838% of the principal amount 2053 Notes: 99.775% of the principal amount

Yield to Maturity:	2033 Notes: 5.270% 2053 Notes: 5.565%

Spread to Benchmark Treasury:	2033 Notes: 100 basis points 2053 Notes: 120 basis points

Benchmark Treasury:	2033 Notes: 3.875% due August 15, 2033 2053 Notes: 3.625% due May 15, 2053

Benchmark Treasury Price /Yield:	2033 Notes: 96-26+ / 4.270% 2053 Notes: 87-24 / 4.365%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2024

Optional Redemption:
Make-Whole Call:	2033 Notes: T+15 basis points, prior to July 15, 2033 (assuming the notes called for redemption matured on July 15, 2033)
2053 Notes: T+20 basis points, prior to April 15, 2053 (assuming the notes called for redemption matured on April 15, 2053)

Par Call:	2033 Notes: At 100%, on or after July 15, 2033 2053 Notes: At 100%, on or after April 15, 2053

CUSIP / ISIN:	2033 Notes: 375558BZ5 / US375558BZ59 2053 Notes: 375558CA9 / US375558CA99

Day Count Convention:	360-day year consisting of twelve 30-day months

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Allen & Company LLC
Blaylock Van, LLC
HSBC Securities (USA) Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Siebert Williams Shank & Co., LLC
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. R. Seelaus & Co., LLC

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The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or calling Citigroup Global Markets Inc. toll free at 1-800-831-9146.

This pricing term sheet supplements the Preliminary Prospectus Supplement filed by Gilead Sciences, Inc. on September 7, 2023 relating to its Prospectus dated August 4, 2023.